NOTICE OF ADJOURNMENT OF
[GRAPHIC OMITTED]                                SPECIAL MEETING OF SHAREHOLDERS
                                                 PERIMETER SMALL CAP GROWTH FUND

December 11, 2009

Dear Valued Shareholder:

We need your help. The 2009 Special Meeting of shareholders of PERIMETER SMALL CAP GROWTH FUND has been adjourned to JANUARY 14, 2010 to provide the shareholders who have not yet cast their proxy vote with additional time to do so. Proxy materials were mailed to you on or about November 11th and it is critical that the Fund receive your proxy vote before the adjourned meeting. Additional solicitation efforts are costly and could delay the important business of the Fund.

Enclosed you will find another copy of your proxy ballot which lists the proposals to be voted on. If you have cast your proxy vote since this letter was mailed, we thank you sincerely for your participation. IF YOU HAVE NOT YET CAST YOUR VOTE, PLEASE DO SO TODAY. We need your proxy vote, regardless of how many shares you own.

If you need another copy of the proxy statement, have any proxy-related questions, or to vote your proxy by phone, please call 1-866-796-6860 for assistance. I thank you in advance for your help with this urgent matter.

Sincerely,

/s/ G. Bradley Ball
-------------------
G. Bradley Ball
Chief Executive Officer
PERIMETER CAPITAL MANAGEMENT

--------------------------------------------------------------------------------

Please take a moment now to cast your vote using one of the options listed below.


[GRAPHIC OMITTED] 1. Vote by Phone. You may cast your vote by calling our toll-free proxy hotline at 1-866-796-6860. Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.


[GRAPHIC OMITTED] 2. Vote via the Internet. You may cast your vote using the
                     Internet by logging onto the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.


[GRAPHIC OMITTED] 3. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot in the postage-prepaid return envelope provided.

You should read the proxy statement, which contains important information about the proposals to be acted on. A PDF of the proxy statement can be accessed by going to the following web address:
www.proxyonline.com/docs/perimeter2009proxy.pdf.

   Perimeter Small Cap Growth Fund o One Freedom Valley Drive o Oaks, PA 19456

                                                                             REG

                                                        NOTICE OF ADJOURNMENT OF
[GRAPHIC OMITTED]                                SPECIAL MEETING OF SHAREHOLDERS
                                                 PERIMETER SMALL CAP GROWTH FUND


December 11, 2009

Dear Valued Shareholder:

We need your help. The 2009 Special Meeting of shareholders of PERIMETER SMALL CAP GROWTH FUND has been adjourned to JANUARY 14, 2010 to provide the shareholders who have not yet cast their proxy vote with additional time to do so. Proxy materials were mailed to you on or about November 11th and it is critical that the Fund receive your proxy vote before the adjourned meeting. Additional solicitation efforts are costly and could delay the important business of the Fund.

Enclosed you will find another copy of your proxy ballot which lists the proposals to be voted on. If you have cast your proxy vote since this letter was mailed, we thank you sincerely for your participation. IF YOU HAVE NOT YET CAST YOUR VOTE, PLEASE DO SO TODAY. We need your proxy vote, regardless of how many shares you own.

If you need another copy of the proxy statement, have any proxy-related questions, or to vote your proxy by phone, please call 1-866-796-6860 for assistance. I thank you in advance for your help with this urgent matter.

Sincerely,

/s/ G. Bradley Ball
----------------------------
G. Bradley Ball
Chief Executive Officer
PERIMETER CAPITAL MANAGEMENT

--------------------------------------------------------------------------------

Please take a moment now to cast your vote using one of the options listed below.


[GRAPHIC OMITTED] 1. Vote by Phone. You may cast your vote by calling our toll-free proxy hotline at 1-866-796-6860. Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

[GRAPHIC OMITTED] 2. Vote by Touch-tone Phone. You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).

[GRAPHIC OMITTED] 3. Vote via the Internet. You may cast your vote using the
                     Internet by logging onto the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.

[GRAPHIC OMITTED] 4. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot in the postage-prepaid return envelope provided.

You should read the proxy statement, which contains important information about the proposals to be acted on. A PDF of the proxy statement can be accessed by going to the following web address:
www.proxyonline.com/docs/perimeter2009proxy.pdf.

   Perimeter Small Cap Growth Fund o One Freedom Valley Drive o Oaks, PA 19456

                                                                            NOBO

                                                        NOTICE OF ADJOURNMENT OF
[GRAPHIC OMITTED]                                SPECIAL MEETING OF SHAREHOLDERS
                                                 PERIMETER SMALL CAP GROWTH FUND


December 11, 2009

Dear Valued Shareholder:

We need your help. The 2009 Special Meeting of shareholders of Perimeter Small Cap Growth Fund has been adjourned to January 14, 2010 to provide the shareholders who have not yet cast their proxy vote with additional time to do so. Proxy materials were mailed to you on or about November 11th and it is critical that the Fund receive your proxy vote before the adjourned meeting. Additional solicitation efforts are costly and could delay the important business of the Fund.

Enclosed you will find another copy of your proxy ballot which lists the proposals to be voted on. If you have cast your proxy vote since this letter was mailed, we thank you sincerely for your participation. If you have not yet cast your vote, please do so today. We need your proxy vote, regardless of how many shares you own.

If you need another copy of the proxy statement or have any proxy-related questions, please call 1-866-796-6860 for assistance. I thank you in advance for your help with this urgent matter.

Sincerely,

/s/ G. Bradley Ball
----------------------------
G. Bradley Ball
Chief Executive Officer
PERIMETER CAPITAL MANAGEMENT

--------------------------------------------------------------------------------

Please take a moment now to cast your vote using one of the options listed below

[GRAPHIC OMITTED] 1. Vote by Touch-tone Phone. You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).


[GRAPHIC OMITTED] 2. Vote via the Internet. You may cast your vote using the
                     Internet by logging onto the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.


[GRAPHIC OMITTED] 3. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot in the postage-prepaid return envelope provided.

You should read the proxy statement, which contains important information about the proposals to be acted on. A PDF of the proxy statement can be accessed by going to the following web address:
www.proxyonline.com/docs/perimeter2009proxy.pdf.

   Perimeter Small Cap Growth Fund o One Freedom Valley Drive o Oaks, PA 19456

                                                                             OBO